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Exhibit 5.1


MedQuist Inc. - 2002 Third Quarter Conference Call:
         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman, President and Chief Executive Officer of the Company. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.
         I first would like to make a brief opening statement and then open the call to your questions and comments. By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         While the economic environment remains difficult, we have focused on the future and all the things we can control. Although the numbers for the quarter are not where we would like, we are certainly excited about how we have positioned ourselves for the future. Sometimes, building for the future can periodically drain resources.
         Our NTP has hurt our current numbers but is definitely on the right track to help set MedQuist apart from anyone else going forward.
         As everyone knows, completely changing the software package your company runs on can run into periodic glitches. Hopefully, we've overcome the primary problems and we strongly believe we are positioned to move forward on the roll out.
         Is the future bright for MedQuist?  Yes, very bright.
         We are not interested in being in a commodity business and we believe that our transition to a document management company will allow us to demonstrate MedQuist's clear value add to the marketplace. Transcription is our bread and butter, but our ASP software will lead the way into not only healthcare institutions, but also any business that has correspondence. CodeRunner, our innovative coding software, will put us in the driver's seat to expand our coding initiative.
         Lanier and DVI will provide the hardware and software for digital dictation for a long time. We will sell our products in Europe through our Philips connections and sell Philips products in the USA through our extensive distribution network.
         Through Philips we are on the cutting edge of voice recognition software, which will help us maintain our dominance in the medical transcription business.
         On July 1st, MedQuist completed the acquisition of Lanier Healthcare, one of the nation's leading providers of digital dictation products and services for the healthcare market. Lanier Healthcare's distribution channel, customer service infrastructure and technology capabilities are a perfect complement to MedQuist's medical document management service offerings.
         Lanier Healthcare has a deep and loyal hospital client base, 250 customer service technicians and 65 professional sales representatives located throughout the country. Lanier has an experienced and talented senior management team and we're very excited to have them join the MedQuist team. The Lanier Healthcare acquisition will enhance MedQuist's dictation, transcription and coding suite of solutions and immediately increase the value we bring to our hospital customer base.
         Also on July 1st, MedQuist increased our investment in A-Life Medical, a West Coast technology start-up. We believe A-Life's Natural Language Processing technology will not only help our coding division, but will give us access to valuable healthcare data that will be important for improved patient care in the future.
         Both the Lanier Healthcare acquisition and the A-Life investment required a significant amount of time to be spent by our management team during the third quarter. The integration of Lanier is going very well but like all acquisitions takes time and money to bring them up to the MedQuist standard. The lower than expected Lanier profit margins and the large increase in healthcare costs hurt our margins by over 300 basis points this quarter. The synergies expected from the Lanier acquisition have not yet been realized, but we are hopeful that the benefits of this acquisition will be recognized over the next few quarters.
         I hope you come away from this call thinking MedQuist is doing the right things to build for the future. We, the management team, certainly feel that way and will invest our own money as soon as we are allowed.
         At this time I would like to turn it over to Brian Kearns for a review of our financial results. Thank you David and good morning everyone. For the third quarter:
         MedQuist generated revenue of $129.8 million and EBITDA of $22.4 million or 17.3% of revenue. Operating income was $15.5 million and earnings per share were $0.25, down 10% compared to the same period last year.
         At September 30, 2002, MedQuist had $130 million in working capital including $84 million in cash. Accounts receivable were $89 million and DSO remained at 62 days, which is unchanged from last quarter even though it includes the Lanier acquisition, which was completed on July 1st. The Company had essentially zero debt and shareholders equity was over $400 million.
         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.
         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2001 and our form 8-K filed in relation to today's call.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.